DONNE R M INERALS LTD.

Number: 013-03
Dated: September 12 , 2003                       TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL
DRILLING UNDERWAY AT SOUTH VOISEY BAY

Mr. Harvey Keats, President of Donner Minerals Ltd. is pleased to report that drilling is underway on the South Voisey Bay Project. The initial phase of 1,200 metres of drilling will test three high priority geophysical targets, located in an east-west trending structure in an area predominated by northwest-southeast features.

All three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date. Two of the target areas are located on the Donner/Commander joint venture property and these will be tested by the first two holes. One target area is located on the boundary of the Donner/Northern Abitibi joint venture property and the SVBN property. This target will be tested by the third hole of the drill program.

The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge has spent approximately $4.0 million to date on the project and has met the requirements up to the end of 2003 to maintain its option. Falconbridge has increased the 2003 budget by approximately $400,000 in order to carry out the drilling.

The ownership of SVBN is as follows: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; UC Resources Ltd. 5.40%. Donner has a 52% interest in the Donner/Northern Abitibi joint venture property and Donner has a 52% interest in the Donner/Commander joint venture property. SVBN has a 75% interest in the SVBN/Pallaum joint venture property.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
Presid